Exhibit 21.1
Archer Aviation Inc.
List of Subsidiaries

Subsidiary	Jurisdiction
Archer Aviation Operating Corp.	Delaware
Archer Air LLC	Delaware
San Francisco Helicopters, LLC	California
Archer Aviation Brasil LTDA, a Brazil limited liability company	Brazil